PHILLIPS 66 PARTNERS LP
2331 CityWest Boulevard
Houston, TX 77042

January 22, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Attn:    H. Roger Schwall
Assistant Director
Office of Natural Resources

Re:	Phillips 66 Partners LP Registration Statement on Form S-3 File No. 333-222178
Ladies and Gentlemen:
Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Phillips 66 Partners LP (the “Partnership”), respectfully requests acceleration of the effective date of the above-captioned Registration Statement to 4:00 p.m., Washington, D.C. time, on January 23, 2018, or as soon as practicable thereafter, unless the Partnership notifies you otherwise prior to such time.

Very truly yours,

PHILLIPS 66 PARTNERS LP

By: Phillips 66 Partners GP LLC, its general partner

By: /s/ Paula A. Johnson
Paula A. Johnson
Vice President, General Counsel and Secretary

cc:    Timothy Levenberg, Securities and Exchange Commission
Karina V. Dorin, Securities and Exchange Commission
William N. Finnegan IV, Latham & Watkins LLP
Thomas G. Brandt, Latham & Watkins LLP